Exhibit (e)(40)

February 8, 2019

Carlo A. Pochintesta

[***]

Dear Carlo,

It’s my pleasure to confirm our offer of employment with Barnes & Noble, Inc. (“Company”). The following represents the key elements of our offer:

Position:	Chief Information Officer

Reports to:	Chief Financial Officer

Starting Date:	TBD

Base Salary:	$450,000 per annum, subject to appropriate tax withholdings and deductions, payable in accordance with the Company’s normal payroll cycle.

Incentive Compensation:	Eligible to participate in our Incentive Compensation Plan in accordance with the terms and conditions of any applicable plan document. The target level annual bonus payment for your position is 40% of your base salary. Payments under the plan are based upon achievement of measurable objectives as defined by the Company each fiscal year. The fiscal year period is defined as May to April.

Sign-On Equity:	On the first business day of the month following the month in which your employment with the Company commences, you shall be granted $25,000 in restricted stock units (RSUs) of the Company in accordance with the Company’s Amended and Restated 2009 Incentive Plan, vesting over three years in three equal annual installments.

Long-Term Incentive Plan:	Subject to the approval by our Compensation Committee, you will be eligible to participate in our annual long-term incentive program (LTIP). Given your role and responsibilities, under our current program, your total target long-term incentive grant value for Fiscal Year 2019 will be $225,000, which will be delivered in a combination of RSUs and in performance stock units (PSUs). The RSUs will be subject to a 3-year graded vesting schedule and the PSUs will vest at the end of a 3-year performance cycle based on the achievement of certain financial metrics. The actual number of RSUs and PSUs will be calculated using the closing price of our common stock on the grant date.

Barnes & Noble Inc. 122 Fifth Avenue, New York, NY 10011      212.633.3300

Benefits:	During your employment, you will be eligible for employee benefits consistent with the Company’s practices and applicable law and in accordance with the terms of the applicable benefit plans as they currently exist and subject to any future modifications in the Company’s discretion. You will be eligible to participate in the Company’s health and welfare programs after sixty (60) days of continuous employment. Plan details to follow, upon acceptance of offer of employment.

401(k) Savings Plan:	Eligible to contribute and to receive company matching contributions after completing 1,000 hours in a year (i.e., after approximately six months of continuous full-time service) in accordance with the terms and conditions of the applicable plan.

Vacation:	4 weeks annually

Severance Benefits:

Should your employment terminate for any reason other than your voluntary resignation or termination by the Company for “Cause” as defined below, you will receive a severance package that will be equal to one (1) year of base salary, payable in bi-weekly installments, less applicable taxes and withholdings.

By signing below, you understand and agree that any severance benefits provided by the Company are contingent on your executing a General Release in the form provided by the Company in exchange for severance benefits at the time the severance benefits are offered.

For purposes of this letter, “Cause” means (A) your engaging in intentional misconduct or gross negligence that, in either case, is injurious to Company; (B) your indictment, entry of a plea of nolo contendere or conviction by a court of competent jurisdiction with respect to any crime or violation of law involving fraud or dishonesty (with the exception of misconduct based in good faith on the advice of professional consultants, such as attorneys and accountants) or any felony (or equivalent crime in a non-U.S. jurisdiction); (C) any gross negligence, intentional acts or intentional omissions by you that constitute fraud, dishonesty, embezzlement or misappropriation in connection with the performance of your employment duties and responsibilities; (D) your engaging in any act of intentional misconduct or moral turpitude reasonably likely to adversely affect the Company or its business; (E) your abuse of or dependency on alcohol or drugs (illicit or otherwise) that adversely affects your job performance; (F) your willful failure or refusal to properly perform the duties, responsibilities or obligations of your employment for reasons other than a permanent and total disability or authorized leave, or to properly perform or follow any lawful direction by the Company (with the exception of a willful failure or refusal to properly perform based in good faith on the advice of professional consultants, such as attorneys and accountants); or (G) your material breach of any contractual duty to, written policy of, or written agreement with the Company (with the exception of a material breach based in good faith on the advice of professional consultants, such as attorneys and accountants).

During your employment, you will be subject to all of the policies, rules and regulations applicable to employees of the Company, as they currently exist and subject to any future modifications in the Company’s discretion.

Barnes & Noble Inc. 122 Fifth Avenue, New York, NY 10011      212.633.3300

By signing below, you represent, and hereby confirm, that you are not subject to any currently effective employment contract, or any other contractual or other binding obligations pursuant to which your employment or employment activities with or on behalf of the Company may be subject to any restrictions, including without limitation, any agreements or other obligations or documents relating to non-competition, confidentiality, trade secrets, proprietary information or works for hire.

This offer is contingent upon verification of your identity, your ability to legally work for the Company in the United States, your employment record, academic credentials and any certifications represented on your employment application and/or resume. In addition, this offer is contingent upon satisfactory completion of a background check and references.

This letter is merely a summary of the principal terms of our employment offer, is not a contract of employment for any definite period of time and does not alter your at-will employment status. This letter supersedes any prior or subsequent oral or written representations regarding the terms of potential employment with the Company. By signing below, you acknowledge that you are not relying on any representations other than those set forth in this letter. You also will be required to sign the enclosed Terms and Conditions of Employment as a condition of your employment with the Company.

If you wish to accept this offer of employment as set forth above, please sign both documents and return to me as soon as possible. If you have any questions, please call me at your convenience at 212 633-3280.

We are delighted with your interest in the Company and eager to have you join Barnes & Noble. The challenge, opportunity, and rewards that lie ahead for the Company are unique and incredibly exciting. I look forward to hearing from you after you have had a chance to review this offer.

Sincerely,

/s/ Michelle Smith
Michelle Smith
Vice President Human Resources

MS/dd

Enclosure

Agreed and Accepted:

/s/ Carlo Pochintesta	2/11/19
Carlo Pochintesta	Date

Barnes & Noble Inc. 122 Fifth Avenue, New York, NY 10011      212.633.3300